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                              July 7, 2022

       Edward T. Gallivan, JR.
       Chief Financial Officer
       FS Credit Real Estate Income Trust, Inc.
       201 Rouse Boulevard
       Philadelphia, Pennsylvania 19112

                                                        Re: FS Credit Real
Estate Income Trust, Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2021
                                                            Filed March 30,
2022
                                                            File No. 000-56163

       Dear Mr. Gallivan, JR.:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K filed March 30, 2022

       Item 7. Managements discussion and analysis of financial condition and results of operation
       NAV per share, page 57

   1. Please address the following with respect to your net asset value disclosures:
                                                            Please expand your
disclosure to include a discussion of the valuations policies used to determine net
asset value. Your revised disclosure should include a discussion of the significant
assumptions to determine the value of assets and liabilities, a sensitivity
analysis for any significant assumptions used in your calculation, the entities
responsible for determining net asset value and the frequency with which a new asset value is
determined.
                                                            It appears that you
include loans receivable, collateralized loan obligation, and credit facility payable at
book value and not fair value when calculating NAV. Please
                                                            expand your
disclosure to include a discussion as to why these items are not included in NAV at fair
value, and to the extent practical also disclose the fair value of these
 Edward T. Gallivan, JR.
FS Credit Real Estate Income Trust, Inc.
July 7, 2022
Page 2
              items for comparability purposes.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Peter McPhun at 202-551-3581 or Robert Telewicz at
202-551-
3438 with any questions.



FirstName LastNameEdward T. Gallivan, JR.             Sincerely,
Comapany NameFS Credit Real Estate Income Trust, Inc.
                                                      Division of Corporation
Finance
July 7, 2022 Page 2                                   Office of Real Estate &
Construction
FirstName LastName